UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AAR CORP.

(Exact name of registrant as specified in its charter)

Delaware	1-6263	36-2334820
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois	60191
(Address of principal executive offices)	(Zip Code)

Robert J. Regan  (630) 227-2000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this report is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01              Conflict Minerals Disclosure and Report

AAR CORP. (the “Company”) is filing a Conflict Minerals Report for the calendar year ended December 31, 2015 as an exhibit to this Form SD.  The Company is also providing a copy of its Conflict Minerals Report on its public website located at www.aarcorp.com under “Investor Relations” in “Financial Reports & Filings.”

Item 1.02              Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

The following exhibit is filed as a part of this Form SD:

Exhibit 1.01 — Conflict Minerals Report for the calendar year ended December 31, 2015 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AAR CORP.

(Registrant)

/s/ ROBERT J. REGAN	May 31, 2016
Robert J. Regan	(Date)
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit 1.01               Conflict Minerals Report for the calendar year ended December 31, 2015.